Pony Group Inc.

Engineer Experiment Building, A202

7 Gaoxin South Avenue, Nanshan District

Shenzhen, Guangdong Province

People’s Republic of China

June 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Susan Block

Re:	Pony Group Inc.
Registration Statement on Form S-1
Filed June 9, 2020
File No. 333-234358

Dear Ms. Block:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pony Group Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Tuesday, June 16, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Wenxian Fan
By: Wenxian Fan
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP